Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges (As Adjusted)

		Years Ended December 31,
	Three Months Ended
	March 31, 2009	2008	2007	2006	2005	2004
	($ in thousands)
Fixed charges (1):
Total interest expense	$131,035	$699,044	$864,241	$621,665	$199,806	$87,819
Interest capitalized	—	—	357	414	932	—
Interest portion of rental expense	623	1,994	1,697	1,327	1,244	1,494

Total fixed charges including interest on deposits	$131,658	$701,038	$866,295	$623,406	$201,982	$89,313

Earnings including interest on deposits:
Net (loss) income before noncontrolling interests and income taxes	$(157,745)	$(407,913)	$251,788	$335,809	$255,201	$196,655
Fixed charges	131,658	701,038	866,295	623,406	201,982	89,313
Less: Interest capitalized	—	—	(357)	(414)	(932)	—

Total earnings including interest on deposits	$(26,087)	$293,125	$1,117,726	$958,801	$456,251	$285,968

Ratio of earnings to fixed charges	(0.2x )	0.4x	1.3x	1.5x	2.3x	3.2x

Fixed charges (1):
Total interest expense	$131,035	$699,044	$864,241	$621,665	$199,806	$87,819
Less: interest on deposits	38,387	76,245	—	—	—	—
Interest capitalized	—	—	357	414	932	—
Interest portion of rental expense	623	1,994	1,697	1,327	1,244	1,494

Total fixed charges excluding interest on deposits	$93,271	$624,793	$866,295	$623,406	$201,982	$89,313

Earnings excluding interest on deposits:
Net (loss) income before noncontrolling interests and income taxes	$(157,745)	$(407,913)	$251,788	$335,809	$255,201	$196,655
Fixed charges	93,271	624,793	866,295	623,406	201,982	89,313
Less: Interest capitalized	—	—	(357)	(414)	(932)	—

Total earnings excluding interest on deposits	$(64,474)	$216,880	$1,117,726	$958,801	$456,251	$285,968

Ratio of earnings to fixed charges	(0.7x )	0.3x	1.3x	1.5x	2.3x	3.2x

(1)	Excludes interest related to the application of FIN 48.